Exhibit 99.1

For further information:

Investor Relations (416) 947-1212

AGNICO EAGLE COMPLETES ACQUISITION OF URASTAR

Toronto (May 16, 2013) — Agnico Eagle Mines Limited (NYSE: AEM & TSX: AEM) (“Agnico Eagle”) and Urastar Gold Corp. (TSX-V: URS, FSE: 3U3 & OTCQX: URNRF) (“Urastar”) jointly announce the completion of the acquisition of Urastar by Agnico Eagle.  Agnico Eagle acquired all of the issued and outstanding common shares of Urastar (the “Common Shares”) pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) involving Urastar, Agnico Eagle, holders of Common Shares (“Shareholders”) of Urastar, holders of Common Share purchase warrants (“Warrants”) of Urastar (“Warrantholders”) and holders of options (“Options”) of Urastar (“Optionholders” and together with the Shareholders and the Warrantholders, the “Securityholders”).  Urastar is now a wholly-owned subsidiary of Agnico Eagle.

The Arrangement was approved at a special meeting held on May 14, 2013 by 99.76% of the Securityholders, voting together as a single class, and by 99.64% of the Shareholders after excluding votes required to be excluded in accordance with Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions. Final approval for the Arrangement was obtained from the Supreme Court of British Columbia on May 15, 2013.

Under the terms of the Arrangement, each Shareholder will receive in exchange for each Common Share held, C$0.25 in cash. Holders of in-the-money Warrants that have not otherwise exercised their in-the-money-Warrants will receive C$0.15 in cash for each in-the-money-Warrant held. Out-of-the-money Warrants and Options will be cancelled as part of the Arrangement.  Registered Shareholders and in-the-money Warrantholders should follow the instructions contained in Urastar’s management information circular dated April 8, 2013 (“Circular”) in order to receive the consideration to which they are entitled pursuant to the Arrangement.

Agnico Eagle intends to cause Urastar to take the necessary steps to delist the Common Shares from the TSX Venture Exchange (“TSX-V”) and to cause Urastar to apply to the relevant securities commissions for Urastar to cease to be a reporting issuer under Canadian securities laws.

For further details regarding the Arrangement, please refer to the Circular, a copy of which is available under Urastar’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

About Agnico Eagle

Agnico Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has declared a cash dividend for 31 consecutive years. www.agnicoeagle.com

For further information regarding Agnico Eagle:

Investor Relations

145 King Street East, Suite 400
Toronto, ON  M5C2Y7

(416) 947-1212

About Urastar

Urastar is junior mining company that has been exploring former gold producing areas in the state of Sonora, Mexico.

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this new release.

Forward-looking statements

The information in this news release has been prepared as at May 16, 2013.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “will”, “expects” and “intends” and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include, without limitation, statements relating to Agnico Eagle’s intention to cause Urastar to take the necessary steps to delist the Common Shares from the TSX-V and to apply to the relevant securities commissions for Urastar to cease to be a reporting issuer.

These forward-looking statements are subject to numerous risks, uncertainties and assumptions, certain of which are beyond the control of Agnico Eagle. Agnico Eagle disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws.